UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

PPDAI Group Inc.
(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share
(Title of Class of Securities)

69354V108
(CUSIP Number)

HAO Liang, Unit 4112, COSCO Tower, 183 Queen’s Road, Central, Hong Kong, 852-3610 2225
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

19/11/2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	69354V108

1	NAMES OF REPORTING PERSONS Seahawk China Dynamic Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,606,574
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,606,574
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,606,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.57%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 6

Item 1. Security and Issuer

PPDAI GROUP Inc (the “Issuer”)

Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China

Item 2. Identity and Background

(a)	This statement is filed by Seahawk China Dynamic Fund (the “Fund”).

(b)	The business address of the Fund is a registered office at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

(c)	The Fund is incorporated in Cayman Islands. Seahawk Capital is serving as Manager which is incorporated in Cayman Islands. Gold Dragon Worldwide Asset Management Limited is serving as an Investment Manager incorporated in Hong Kong

The registered address of Seahawk Capital is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

The Investment Manager is located at Unit 4112, COSCO Tower, 183 Queen’s Road, Central, Hong Kong. Kong Wai Nga is a Hong Kong citizen who is employed by the Investment Manager as a Director and Responsible Officer. HAO Liang is a People’s Republic of China citizen who is employed by Investment Manager as a Director and Director.

(d)	None

(e)	None

(f)	Cayman Islands

Item 3. Source and Amount of Funds or Other Considerations

Funds for the purchase of the ordinary Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4. Purpose of Transaction

The Reporting Persons filings this Schedule 13D acquired the Shared of the Issuer which they own for investment purposes because they believe that the ordinary shares are undervalued and represent an attractive investment opportunity. The Fund may continue to acquire securities of the Issuer in the future solely for investment purposes.

The fund has no current or planned to acquire securities of the Issuer for any purposes, or with the effect, of changing or influencing control of the Issuer.

Page 3 of 6

Item 5. Interest in Securities of the Issuer

(a-b ) As of the date of this Schedule 13D: The Reporting Person owns 11,606,574 shares of Class A ordinary shares which is approximately 6.57% of the total shares of the Company’s Class A ordinary shares based upon 176,724,453.00 shares.

(c)

Transactions by the fund effected in Last 60Days. All transactions are done in Open Market,

Trade Date	Transaction Type	Quntity	Price
09/20/2019	Buy	61331	3.4734
09/23/2019	Buy	10900	3.465
09/24/2019	Buy	639	3.4663
09/30/2019	Buy	181400	2.911
09/30/2019	Buy	102230	2.85
10/01/2019	Buy	115085	2.827
10/02/2019	Buy	18089	2.7746
10/02/2019	Buy	42609	2.827
10/03/2019	Buy	69308	2.8603
10/04/2019	Buy	59898	2.8137
10/07/2019	Buy	160180	2.7925
10/08/2019	Buy	176767	2.6845
10/09/2019	Buy	4980	2.7206
10/10/2019	Buy	1200	2.78
10/11/2019	Buy	29800	2.8323
10/14/2019	Buy	142564	2.8317
10/15/2019	Buy	25811	2.8158
10/17/2019	Buy	50100	2.8478
10/18/2019	Buy	369504	2.9583
10/21/2019	Buy	231670	2.7674
10/22/2019	Buy	58726	2.8334
10/23/2019	Buy	201936	2.7383
10/24/2019	Buy	403563	2.76
10/25/2019	Buy	84118	2.7241
10/28/2019	Buy	9900	2.8028
10/29/2019	Buy	141326	3.0158
10/30/2019	Buy	397012	2.982
10/31/2019	Buy	12300	2.8263
10/31/2019	Buy	77843	2.8354
10/31/2019	Buy	157160	2.8339
10/31/2019	Buy	343456	2.8032
11/01/2019	Buy	97142	2.9003
11/01/2019	Buy	3700	2.8364
11/04/2019	Buy	36127	2.9474
11/05/2019	Buy	265224	2.9791
11/06/2019	Buy	44753	2.9224
11/06/2019	Buy	15866	2.9131
11/07/2019	Buy	133343	2.9119
11/08/2019	Buy	53972	2.9499
11/11/2019	Buy	5700	2.95
11/11/2019	Buy	12900	2.953
11/12/2019	Buy	23200	2.994
11/13/2019	Buy	46112	2.9737
11/14/2019	Buy	50200	2.9785
11/14/2019	Buy	240171	2.9744
11/15/2019	Buy	1500	2.98
11/18/2019	Buy	706455	2.9003
11/19/2019	Buy	2501674	2.4221
11/19/2019	Buy	9368	2.8
11/19/2019	Buy	990632	2.5108

Page 4 of 6

d). Other than the Fund that directly hold the securities of the Issuer, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not Aplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer, other than those disclosed in the present filing.

The fund has granted HAO Liang, Fund Director and Portfolio Manager, the sole power to vote or direct the vote of 11,606,574 shares of the Company’s Class A ordinary shares.

Item 7. Material to Be Filed as Exhibits

None

Page 5 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 4, 2019
Dated

/s/ HAO Liang
Signature

Director
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 6 of 6